February 4, 2026

Yehu Ofer
Chief Executive Officer
Odysight.ai Inc.
Suite 7A, Industrial Park, P.O. Box 3030
Omer, Israel 8496500

       Re: Odysight.ai Inc.
           Registration Statement on Form S-3
           Filed January 30, 2026
           File No. 333-293080
Dear Yehu Ofer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Joshua Ravitz